                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                                     ElkCorp
                                     -------
                                (Name of Issuer)

                           Common Stock, $1.00 Par Value
                           -----------------------------
                         (Title of Class of Securities)

                                    287456107
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 January 9, 2007
                                 ---------------
           (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 32 Pages)

----------------
(1)   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 2 of 32 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PARCHE, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  274,250
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              274,250
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    274,250
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 3 of 32 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RCG AMBROSE MASTER FUND LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  180,100
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              180,100
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    180,100
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 4 of 32 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RCG HALIFAX FUND LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  126,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              126,300
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    126,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 5 of 32 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS MASTER FUND, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  764,350
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              764,350
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    764,350
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 6 of 32 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ADMIRAL ADVISORS, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  274,250
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              274,250
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    274,250
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 7 of 32 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS ADVISORS, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  764,350
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              764,350
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    764,350
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 8 of 32 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,345,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,345,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,345,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 9 of 32 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    C4S & CO., L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,345,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,345,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,345,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 10 of 32 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PETER A. COHEN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,345,000
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,345,000
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,345,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 11 of 32 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MORGAN B. STARK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,345,000
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,345,000
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,345,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 12 of 32 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,345,000
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,345,000
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,345,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 13 of 32 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS W. STRAUSS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,345,000
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,345,000
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,345,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 14 of 32 Pages
----------------------                                    ----------------------

            The following constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     SECURITY AND ISSUER.

            This statement relates to shares of the Common Stock, $1.00 Par
Value (the "Shares"), of ElkCorp, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 14911 Quorum Drive,
Suite 600, Dallas, Texas 75254.

Item 2.     IDENTITY AND BACKGROUND.

     (a) This statement is filed by:

     (i)          Parche, LLC, a Delaware limited liability company ("Parche"), with respect to the Shares directly and beneficially owned by it;

     (ii)         RCG Ambrose Master Fund Ltd., a Cayman Islands exempted
                  company ("RCG Ambrose"), with respect to the Shares directly and beneficially owned by it;

     (iii)        RCG Halifax Fund Ltd., a Cayman Islands exempted company ("RCG
                  Halifax"), with respect to the Shares directly and
                  beneficially owned by it;

     (iv)         Ramius Master Fund, Ltd., a Cayman Islands exempted company
                  ("Ramius Master"), with respect to the Shares directly and beneficially owned by it;

     (v)          Admiral Advisors, LLC, a Delaware limited liability company
                  ("Admiral Advisors"), who serves as the managing member of
                  Parche;

     (vi)         Ramius Advisors, LLC, a Delaware limited liability company
                  ("Ramius Advisors"), who serves as the investment manager of
                  Ramius Master;

     (vii)        Ramius Capital Group, L.L.C., a Delaware limited liability company ("Ramius Capital"), who serves as the investment
                  advisor of RCG Ambrose and RCG Halifax and as the sole member of Admiral Advisors and Ramius Advisors;

     (viii)       C4S & Co., L.L.C., a Delaware limited liability company
                  ("C4S"), who serves as managing member of Ramius Capital;

     (ix)         Peter A. Cohen ("Mr. Cohen"), who serves as one of the
                  managing members of C4S;

     (x)          Morgan B. Stark ("Mr. Stark"), who serves as one of the
                  managing members of C4S;

     (xi)         Thomas W. Strauss ("Mr. Strauss"), who serves as one of the managing members of C4S; and

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 15 of 32 Pages
----------------------                                    ----------------------

     (xii)        Jeffrey M. Solomon ("Mr. Solomon"), who serves as one of the managing members of C4S;

            Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

            (b) The address of the principal office of each of Parche, Admiral
Advisors, Ramius Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Stark, Mr.
Strauss and Mr. Solomon is 666 Third Avenue, 26th Floor, New York, New York
10017.

            The address of the principal office of each of RCG Ambrose, RCG
Halifax and Ramius Master is c/o Citco Fund Services (Cayman Islands) Limited,
Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West
Indies. The officers and directors of each of RCG Ambrose, RCG Halifax and
Ramius Master and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.

            (c) The principal business of each of Parche, RCG Ambrose, RCG
Halifax and Ramius Master is serving as a private investment fund. Parche has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The principal business of Admiral Advisors is acting as managing member of Parche. The principal business of Ramius Advisors is acting as an investment manager of Ramius Master. Ramius Capital is engaged in money management and investment advisory services for third parties and proprietary accounts. C4S serves as managing member of Ramius Capital. Mr.
Cohen, Mr. Strauss, Mr. Stark and Mr. Solomon serve as co-managing members of
C4S.

            (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Messrs. Cohen, Stark, Strauss and Solomon are citizens of the
United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Shares purchased by Parche, RCG Ambrose, RCG Halifax and Ramius
Master were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 16 of 32 Pages
----------------------                                    ----------------------

forth in Schedule A, which is incorporated by reference herein. The aggregate purchase cost of the 1,345,000 Shares beneficially owned in the aggregate by all of the Reporting Persons is approximately $50,630,066, including brokerage commissions.

            Certain of the Shares reported in the Statement as owned by Parche were acquired in private transactions with various transferors for which Ramius
Capital or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager. Ramius Capital is the sole member of Admiral Advisors, which is the managing member of Parche. Parche acquired from such transferors an aggregate of 210,250 Shares on January 9, 2007 at a per
Share price of $39.5600, equal to the last reported sales price on the New York
Stock Exchange on the date the transaction was completed, or an aggregate of
$8,317,490.00. The total of 210,250 Shares transferred to Parche were initially acquired by the transferors for an aggregate of approximately $7,587,922.50
(excluding commissions and other execution related costs). Such transferors had, within the 60 days prior to the filing of the Statement, effected the following transactions in the Shares: 11/16/06 purchased 3,150 Shares at a price per Share of $36.4700; 11/16/06 purchased 14,700 Shares at a price per Share of $36.2893;
11/16/06 sold 5,250 Shares at a price per Share of $36.0000; 11/16/06 purchased
34,650 Shares at a price per Share of $36.0455; 11/16/06 purchased 10,500 Shares at a price per Share of $36.0000; 11/17/06 purchased 3,360 Shares at a price per
Share of $35.4953; 11/17/06 purchased 2,100 Shares at a price per Share of
$35.6550; 11/21/06 purchased 9,576 Shares at a price per Share of $35.7450;
11/28/06 sold 2,100 Shares at a price per Share of $35.5500; 11/28/06 purchased
2,100 Shares at a price per Share of $35.5700; 12/11/06 purchased 20,000 Shares at a price per Share of $36.2834; 12/12/06 purchased 15,000 Shares at a price per Share of $36.1204; 12/13/06 purchased 15,000 Shares at a price per Share of
$36.3333; 12/18/06 purchased 30,000 Shares at a price per Share of $38.5167;
12/18/06 purchased 10,000 Shares at a price per Share of $38.4400; 12/18/06 purchased 10,000 Shares at a price per Share of $38.4148; and 1/9/07 sold
210,250 Shares at a price per Share of $39.5600. All purchases of Shares referenced above were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.
The Reporting Persons do not believe that the information contained in this paragraph is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 4.     PURPOSE OF TRANSACTION.

            The Reporting Persons purchased the Shares based on the Reporting
Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may also, in their respective discretion, endeavor to decrease their position in the Issuer through, among other things, the sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the
Reporting Persons may deem advisable.

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 17 of 32 Pages
----------------------                                    ----------------------

            On December 18, 2006, the Issuer announced that it had entered into an Agreement and Plan of Merger (the "Original Merger") with CGEA Investor, Inc.
("CGEA Investor") and CGEA Holdings, Inc. ("CGEA Holdings") pursuant to which
CGEA Investor will be merged with and into the Issuer, with the Issuer surviving the Original Merger as a wholly-owned subsidiary of CGEA Holdings. Pursuant to the terms of the Original Merger, each Share of the Issuer would be cancelled and converted into the right to receive $38.00 in cash, without interest at the effective time of the Original Merger. CGEA Investor and CGEA Holdings are owned directly or indirectly by Carlyle Partners IV, L.P., an affiliate of The Carlyle
Group.

            On December 20, 2006, Building Materials Corporation of America
("BMCA") commenced a tender offer to purchase all the outstanding Shares of the
Issuer at a price of $40.00 per Share (the "BMCA Tender Offer"). On January 8,
2007, the Issuer announced that its Board, on the recommendation of its Special
Committee of independent, non-management directors and with the assistance of its legal and financial advisors, has recommended that the Issuer's shareholders reject the BMCA Tender Offer.

            On December 22, 2006, the Reporting Persons formally communicated with the Issuer, reminding the Issuer that, as fiduciaries, they must consider and take appropriate action to maximize value for all stockholders consistent with their contract obligations under the Original Merger. The Reporting Persons also expressed concern that the Issuer did not engage in meaningful discussions with BMCA in the days leading up to the executed Original Merger.

            On January 15, 2007, the Issuer entered into an Amended and Restated
Agreement and Plan of Merger (the "Revised Merger") with CGEA Investor, Inc. and
CGEA Holdings, pursuant to which CGEA Investor will commence a tender offer to purchase all of the Issuer's Shares for $40.50 per Share (the "CGEA Tender
Offer"). On January 18, 2007, BMCA commenced a revised tender offer to purchase all the outstanding Shares of the Issuer at a price of $42.00 per Share (the
"Revised BMCA Tender Offer").

            The Reporting Persons currently intend not to tender into the CGEA
Tender Offer until the Reporting Persons are satisfied that the Issuer is being sold for the highest possible price that any market participant is willing to pay for its Shares. The Reporting Persons intend to continue to monitor developments and urge the Issuer's Board of Directors to take any and all steps necessary so that shareholders may receive full value for their Shares. The
Reporting Persons reserve the right to exercise appraisal rights, to the extent available under Delaware law, with respect to any transaction that does not fully value the Issuer's shares.

            No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the
Issuer and other relevant parties concerning each of the Revised Merger, the
CGEA Tender Offer and the BMCA Tender Offer and alternatives thereto and

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 18 of 32 Pages
----------------------                                    ----------------------

potentially concerning other matters with respect to the Reporting Persons'
investment in the Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer.
Depending on various factors, including, without limitation, the status of each of the Revised Merger, the CGEA Tender Offer and the Revised BMCA Tender Offer
and the apparent level of shareholder support therefor, the terms of any alternative transactions that may be proposed, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting
Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, soliciting proxies, purchasing additional
Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The aggregate percentage of Shares reported owned by each person named herein is based upon 20,624,468 Shares outstanding as of January 5, 2007, which is the total number of Shares outstanding as reported in the Issuer's
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the
Securities and Exchange Commission on January 8, 2007.

      A.    Parche

            (a) As of the date of this filing, Parche beneficially owns 274,250
Shares.

                Percentage: Approximately 1.3% as of the date hereof.

            (b) 1. Sole power to vote or direct vote: 274,250
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 274,250
                4. Shared power to dispose or direct the disposition: 0

            (c) The number of Shares acquired by Parche within the past 60 days is set forth in Schedule A and is incorporated by reference.

      B.    RCG Ambrose

            (a) As of the date of this filing, RCG Ambrose beneficially owns
180,100 Shares.

                Percentage: Less than 1% as of the date hereof.

            (b) 1. Sole power to vote or direct vote: 180,100
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 180,100
                4. Shared power to dispose or direct the disposition: 0

            (c) The number of Shares acquired by RCG Ambrose in the past 60 days is set forth in Schedule A and is incorporated by reference.

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 19 of 32 Pages
----------------------                                    ----------------------

      C.    RCG Halifax

            (a) As of the date of this filing, RCG Halifax beneficially owns
126,300 Shares.

                Percentage: Less than 1% as of the date hereof.

            (b) 1. Sole power to vote or direct vote: 126,300
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 126,300
                4. Shared power to dispose or direct the disposition: 0

            (c) The number of Shares acquired by RCG Halifax in the past 60 days is set forth in Schedule A and is incorporated by reference.

      D.    Ramius Master

            (a) As of the date of this filing, Ramius Master beneficially owns
764,350 Shares.

                Percentage: Approximately 3.8% as of the date hereof.

            (b) 1. Sole power to vote or direct vote: 764,350
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 764,350
                4. Shared power to dispose or direct the disposition: 0

            (c) The number of Shares acquired by Ramius Master in the past 60 days is set forth in Schedule A and is incorporated by reference.

      E.    Admiral Advisors

            (a) As of the date of this filing, as the managing member of Parche,
Admiral Advisors may be deemed the beneficial owner of 274,250 Shares owned by
Parche.

                Percentage: Approximately 1.3% as of the date hereof.

            (b) 1. Sole power to vote or direct vote: 274,250
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 274,250
                4. Shared power to dispose or direct the disposition: 0

            (c) Admiral Advisors did not enter into any transactions in the
Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of Parche, which, except as otherwise noted, were all in the open market, are set forth in Schedule A, and are incorporated by reference.

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 20 of 32 Pages
----------------------                                    ----------------------

      F.    Ramius Advisors

            (a) As of the date of this filing, as the investment manager of
Ramius Master, Ramius Advisors may be deemed the beneficial owner of 764,350
Shares owned by Ramius Master.

                Percentage: Approximately 3.7% as of the date hereof.

            (b) 1. Sole power to vote or direct vote: 764,350
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 764,350
                4. Shared power to dispose or direct the disposition: 0

            (c) Ramius Advisors did not enter into any transactions in the
Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of Ramius Master, which were all in the open market, are set forth in
Schedule A, and are incorporated by reference.

      G.    Ramius Capital

            (a) As of the date of this filing, as the sole member of Admiral
Advisors and Ramius Advisors (the investment manager of Ramius Master) and as the investment advisor to RCG Halifax and RCG Ambrose, Ramius Capital may be
deemed the beneficial owner of (i) 274,250 Shares owned by Parche, (ii) 180,100
Shares owned by RCG Ambrose, (iii) 126,300 Shares owned by RCG Halifax and (iv)
764,350 Shares owned by Ramius Master.

                Percentage: Approximately 6.5% as of the date hereof.

            (b) 1. Sole power to vote or direct vote: 1,345,000
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 1,345,000
                4. Shared power to dispose or direct the disposition: 0

            (c) Ramius Capital did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of Parche, RCG Ambrose, RCG Halifax and Ramius Master are set forth in
Schedule A, and are incorporated herein by reference.

      H.    C4S

            (a) As of the date of this filing, as the managing member of Ramius
Capital, C4S may be deemed the beneficial owner of (i) 274,250 Shares owned by
Parche, (ii) 180,100 Shares owned by RCG Ambrose, (iii) 126,300 Shares owned by
RCG Halifax and (iv) 764,350 Shares owned by Ramius Master.

                Percentage: Approximately 6.5% as of the date hereof.

            (b) 1. Sole power to vote or direct vote: 1,345,000

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 21 of 32 Pages
----------------------                                    ----------------------

                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 1,345,000
                4. Shared power to dispose or direct the disposition: 0

            (c) C4S did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of
Parche, RCG Ambrose, RCG Halifax and Ramius Master are set forth in Schedule A and are incorporated by reference.

      I.    Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

            (a) As of the date of this filing, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 274,250 Shares owned by Parche, (ii) 180,100 Shares owned by RCG Ambrose, (iii) 126,300 Shares owned by RCG Halifax and (iv) 764,350
Shares owned by Ramius Master. Each of Messrs. Cohen, Stark, Solomon and Strauss
share voting and dispositive power with respect to the Shares owned by Parche,
RCG Ambrose, RCG Halifax and Ramius Master by virtue of their shared authority to vote and dispose of such Shares. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such Shares.

                Percentage: Approximately 6.5% as of the date hereof.

            (b) 1. Sole power to vote or direct vote: 0
                2. Shared power to vote or direct vote: 1,345,000
                3. Sole power to dispose or direct the disposition: 0
                4. Shared power to dispose or direct the disposition: 1,345,000

            (c) None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon have entered into any transactions in the Shares in the past 60 days. The transactions in the Common Stock in the past 60 days on behalf of Parche, RCG
Ambrose, RCG Halifax and Ramius Master are set forth in Schedule A and are incorporated by reference.

            (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

            (e) Not applicable.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            On January 18, 2007, Parche, RCG Ambrose, RCG Halifax, Ramius
Master, Admiral Advisors, Ramius Advisors, Ramius Capital, C4S, Mr. Cohen, Mr.
Solomon, Mr. Stark and Mr. Strauss entered into a Joint Filing Agreement (the
"Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint
Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 22 of 32 Pages
----------------------                                    ----------------------

            Other than as described herein, there are no contracts,
arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Joint Filing Agreement by and among Parche, RCG Ambrose, RCG
               Halifax, Ramius Master, Admiral Advisors, Ramius Advisors, Ramius
               Capital, C4S, Mr. Cohen, Mr. Stark, Mr. Solomon and Mr. Strauss,
               dated January 18, 2007.

            2. Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W.
               Strauss and Jeffrey M. Solomon, dated March 11, 2005.

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 23 of 32 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2007

PARCHE, LLC                                RAMIUS MASTER FUND, LTD.
By: Admiral Advisors, LLC, its managing    By: Ramius Advisors, LLC
member                                         its investment manager
                                           By: Ramius Capital Group, L.L.C.
RCG AMBROSE MASTER FUND LTD.                   its managing member
By: Ramius Capital Group, L.L.C.,
    its investment manager                 ADMIRAL ADVISORS, LLC
By: C4S & Co., L.L.C.,                     By: Ramius Capital Group, L.L.C., its
    its managing member                    managing member

RCG HALIFAX FUND LTD.                      RAMIUS ADVISORS, LLC
By: Ramius Capital Group, L.L.C.,          By: Ramius Capital Group, L.L.C., its
    its investment manager                 managing member
By: C4S & Co., L.L.C.,
    its managing member                    RAMIUS CAPITAL GROUP, L.L.C.
                                           By: C4S & Co., L.L.C.,
                                               as managing member

                                           C4S & CO., L.L.C.

                           By: /s/ Jeffrey M. Solomon
                               ---------------------------------
                               Name: Jeffrey M. Solomon
                               Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
-----------------------------------
Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark and
Thomas W. Strauss

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 24 of 32 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

               TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS

      Shares of Common Stock      Price Per                  Date of
       Purchased /(Sold)           Share($)               Purchase/Sale
       -----------------           --------               -------------

                                   PARCHE, LLC

        210,250*                    39.5600                  01/09/07
        9,000                       39.6000                  01/09/07
        31,000                      39.6789                  01/09/07
        24,000                      41.3949                  01/16/07

                          RCG AMBROSE MASTER FUND, LTD.

        2,100                       36.4700                  11/16/06
        9,800                       36.2893                  11/16/06
       (3,500)                      36.0000                  11/16/06
       23,100                       36.0455                  11/16/06
        7,000                       36.0000                  11/16/06
        2,240                       35.4953                  11/17/06
        1,400                       35.6550                  11/17/06
        6,384                       35.7450                  11/21/06
       (1,400)                      35.5500                  11/28/06
        1,400                       35.5700                  11/28/06
       13,000                       36.2834                  12/11/06
        9,750                       36.1204                  12/12/06
        9,750                       36.3333                  12/13/06
       19,500                       38.5167                  12/18/06
        6,500                       38.4400                  12/18/06
        6,500                       38.4148                  12/18/06
        5,850                       39.6000                  01/09/07
       20,150                       39.6789                  01/09/07

* Shares were acquired in private transactions with various transferors for which Ramius Capital Group, L.L.C. or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager.

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 25 of 32 Pages
----------------------                                    ----------------------

        15,600                      41.3949                  01/16/07

                             RCG HALIFAX FUND, LTD.

        1,500                       36.4700                  11/16/06
        7,000                       36.2893                  11/16/06
        (2,500)                     36.0000                  11/16/06
        16,500                      36.0455                  11/16/06
        5,000                       36.0000                  11/16/06
        1,600                       35.4953                  11/17/06
        1,000                       35.6550                  11/17/06
        4,560                       35.7450                  11/21/06
        (1,000)                     35.5500                  11/28/06
        1,000                       35.5700                  11/28/06
        9,000                       36.2834                  12/11/06
        6,750                       36.1204                  12/12/06
        6,750                       36.3333                  12/13/06
        13,500                      38.5167                  12/18/06
        4,500                       38.4400                  12/18/06
        4,500                       38.4148                  12/18/06
        4,050                       39.6000                  01/09/07
        13,950                      39.6789                  01/09/07
        10,800                      41.3949                  01/16/07

                             RAMIUS MASTER FUND, LTD

        8,250                       36.4700                  11/16/06
        38,500                      36.2893                  11/16/06
        (13,750)                    36.0000                  11/16/06
        90,750                      36.0455                  11/16/06
        27,500                      36.0000                  11/16/06
        8,800                       35.4953                  11/17/06
        5,500                       35.6550                  11/17/06
        25,080                      35.7450                  11/21/06

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 26 of 32 Pages
----------------------                                    ----------------------

        (5,500)                     35.5500                  11/28/06
         5,500                      35.5700                  11/28/06
        58,000                      36.2834                  12/11/06
        43,500                      36.1204                  12/12/06
        43,500                      36.3333                  12/13/06
        87,000                      38.5167                  12/18/06
        29,000                      38.4400                  12/18/06
        29,000                      38.4148                  12/18/06
        26,100                      39.6000                  01/09/07
        89,900                      39.6789                  01/09/07
        69,600                      41.3949                  01/16/07

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 27 of 32 Pages
----------------------                                    ----------------------

                                   SCHEDULE B

             DIRECTORS AND OFFICERS OF RCG AMBROSE MASTER FUND LTD.

Name and Position           Principal Occupation        Principal Business Address
-----------------           --------------------        --------------------------

Mark Mitchell               Executive Managing          666 Third Avenue
Director                    Director of Ramius Capital  26th Floor
                            Group, L.L.C.               New York, New York 10017

Jeffrey M. Solomon          Managing Member of C4S &    666 Third Avenue
Director                    Co., L.L.C., which is the   26th Floor
                            Managing Member of Ramius   New York, New York 10017
                            Capital Group, L.L.C.

CFS Company Ltd.            Nominee Company registered  c/o Citco Fund Services
Director                    with Cayman Islands         (Cayman Islands) Limited
                            Monetary Authority and is   Corporate Center
                            affiliated with             West Bay Road
                            Administrator of the Fund   Grand Cayman, Cayman
                                                        Islands
                                                        British West Indies

CSS Corporation Ltd.        Affiliate of the            c/o Citco Fund Services
Secretary                   Administrator of the Fund   (Cayman Islands) Limited
                                                        Corporate Center
                                                        West Bay Road
                                                        Grand Cayman, Cayman
                                                        Islands
                                                        British West Indies

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 28 of 32 Pages
----------------------                                    ----------------------

                 DIRECTORS AND OFFICERS OF RCG HALIFAX FUND LTD.

Name and Position           Principal Occupation        Principal Business Address
-----------------           --------------------        --------------------------

Morgan B. Stark             Managing Member of C4S &    666 Third Avenue
Director                    Co., L.L.C., which is the   26th Floor
                            Managing Member of Ramius   New York, New York 10017
                            Capital Group, L.L.C.

Jeffrey M. Solomon          Managing Member of C4S &    666 Third Avenue
Director                    Co., L.L.C., which is the   26th Floor
                            Managing Member of Ramius   New York, New York 10017
                            Capital Group, L.L.C.

CFS Company Ltd.            Nominee Company registered  c/o Citco Fund Services
Director                    with Cayman Islands         (Cayman Islands) Limited
                            Monetary Authority and is   Corporate Center
                            affiliated with             West Bay Road
                            Administrator of the Fund   Grand Cayman, Cayman
                                                        Islands
                                                        British West Indies

CSS Corporation Ltd.        Affiliate of the            c/o Citco Fund Services
Secretary                   Administrator of the Fund   (Cayman Islands) Limited
                                                        Corporate Center
                                                        West Bay Road
                                                        Grand Cayman, Cayman
                                                        Islands
                                                        British West Indies

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 29 of 32 Pages
----------------------                                    ----------------------

               DIRECTORS AND OFFICERS OF RAMIUS MASTER FUND, LTD.

Name and Position           Principal Occupation        Principal Business Address
-----------------           --------------------        --------------------------

Morgan B. Stark             Managing Member of C4S &    666 Third Avenue
Director                    Co., L.L.C., which is the   26th Floor
                            Managing Member of Ramius   New York, New York 10017
                            Capital Group, L.L.C.

Marran Ogilvie              General Counsel of Ramius   666 Third Avenue
Director                    Capital Group, L.L.C.       26th Floor
                                                        New York, New York 10017

CFS Company Ltd.            Nominee Company registered  c/o Citco Fund Services
Director                    with Cayman Islands         (Cayman Islands) Limited
                            Monetary Authority and is   Corporate Center
                            affiliated with             West Bay Road
                            Administrator of the Fund   Grand Cayman, Cayman
                                                        Islands
                                                        British West Indies

CSS Corporation Ltd.        Affiliate of the            c/o Citco Fund Services
Secretary                   Administrator of the Fund   (Cayman Islands) Limited
                                                        Corporate Center
                                                        West Bay Road
                                                        Grand Cayman, Cayman
                                                        Islands
                                                        British West Indies

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 30 of 32 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

      Exhibit                                                              Page
      -------                                                              ----

1.    Joint Filing Agreement by and among Parche, RCG Ambrose,
      RCG Halifax, Ramius Master, Admiral Advisors, Ramius
      Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Stark, Mr.
      Solomon and Mr. Strauss, dated January 18, 2007.                      31

2.    Power of Attorney for Peter A. Cohen, Morgan B. Stark,
      Thomas W. Strauss and Jeffrey M. Solomon, dated March 11,
      2005.                                                                 32

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 31 of 32 Pages
----------------------                                    ----------------------

                             JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(k)(1)(iii) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated January
18, 2007 (including amendments thereto) with respect to the Common Stock of
ElkCorp. This Joint Filing Agreement shall be filed as an Exhibit to such
Statement.

Dated: January 18, 2007

PARCHE, LLC                                RAMIUS MASTER FUND, LTD.
By: Admiral Advisors, LLC, its managing    By: Ramius Advisors, LLC
member                                         its investment manager
                                           By: Ramius Capital Group, L.L.C.
RCG AMBROSE MASTER FUND LTD.                   its managing member
By: Ramius Capital Group, L.L.C.,
    its investment manager                 ADMIRAL ADVISORS, LLC
By: C4S & Co., L.L.C.,                     By: Ramius Capital Group, L.L.C., its
    its managing member                    managing member

RCG HALIFAX FUND LTD.                      RAMIUS ADVISORS, LLC
By: Ramius Capital Group, L.L.C.,          By: Ramius Capital Group, L.L.C., its
    its investment manager                 managing member
By: C4S & Co., L.L.C.,
    its managing member                    RAMIUS CAPITAL GROUP, L.L.C.
                                           By: C4S & Co., L.L.C.,
                                               as managing member

                                           C4S & CO., L.L.C.

                           By: /s/ Jeffrey M. Solomon
                               ---------------------------------
                               Name: Jeffrey M. Solomon
                               Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
-----------------------------------
Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark and
Thomas W. Strauss

----------------------                                    ----------------------
CUSIP No. 287456107                   13D                    Page 32 of 32 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      The undersigned hereby appoints Peter A. Cohen, Morgan B. Stark, Thomas W.
Strauss and Jeffrey M. Solomon, or any of them, his true and lawful attorney-in fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto and any related documentation which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by Ramius
Capital Group, LLC or any of its affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of Peter A. Cohen, Morgan B. Stark,
Thomas W. Strauss and Jeffrey M. Solomon, or any of them, under this Power of
Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or Schedule 13Gs unless revoked earlier in writing.

Date: March 11, 2005

                     /s/ Peter A. Cohen
                     --------------------------------
                     Peter A. Cohen

                     /s/ Morgan B. Stark
                     --------------------------------
                     Morgan B. Stark

                     /s/ Jeffrey M. Solomon
                     --------------------------------
                     Jeffrey M. Solomon

                     /s/ Thomas W. Strauss
                     --------------------------------
                     Thomas W. Strauss